UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D/A Under the Securities Exchange Act of 1934
(Amendment No. 8 to Amended and Restated Schedule 13D)*

YPF SOCIEDAD ANÓNIMA
(Name of Issuer)

CLASS D SHARES (PAR VALUE PS. 10 PER SHARE)
(Title of Class of Securities)

984245100
(CUSIP Number)

Miguel Martínez San Martín Repsol, S.A. (Formerly known as Repsol YPF, S.A.) Paseo de la Castellana, 278—280 28046 Madrid, Spain Tel: (011-34) 91 314-2821
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 30, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 984245100
1.		NAMES OF REPORTING PERSONS. REPSOL, S.A.
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS (see instructions) NOT APPLICABLE
5.		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION KINGDOM OF SPAIN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 46,475,858 CLASS D SHARES
	8.	SHARED VOTING POWER NOT APPLICABLE
	9.	SOLE DISPOSITIVE POWER 46,475,858 CLASS D SHARES
	10.	SHARED DISPOSITIVE POWER NOT APPLICABLE
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,475,858 CLASS D SHARES
12.		CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES (see instructions) ☐
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.82% OF CLASS D SHARES
14.		TYPE OF REPORTING PERSON (see instructions) CO

Item 1.  Security and Issuer

The Annual General Shareholders Meeting of Repsol YPF, S.A. held on May 31, 2012 resolved to change the name of the Company from Repsol YPF, S.A. to Repsol, S.A. (“Repsol”).

Repsol hereby amends and supplements its report on Schedule 13D, as last amended on May 17, 2012 (as heretofore amended and restated, the “Schedule 13D”), with respect to the Class D Shares, nominal value PS. 10 per share (the “Class D Shares”), of YPF Sociedad Anónima, an Argentine corporation (the “Issuer” or the “Company”).  The principal executive offices of the Issuer are located at Macacha Güemes 515, C1106BKK Ciudad Autónoma de Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 8 (the “Amendment”), but not defined herein, shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by the following information:

Repsol is filing this Amendment to Schedule 13D to reflect changes to its effective beneficial ownership of Class D Shares.

As previously reported, on May 7, 2012 the Expropriation Law went into effect in Argentina. The Expropriation Law rendered Argentina, by operation of Argentine law, the beneficial owner of 51% of the Class D shares of the Company, owned by Repsol.

On May 10, 2012, Caja de Valores, S.A. (“Caja”), the Argentine Depositary of the Issuer’s Class D Shares, informed Repsol that at the request of the Argentine appointed Interventor of the Issuer, the Caja had acknowledged the rights conferred upon Argentina by the Expropriation Law over 155,930,165 Class D Shares owned directly and indirectly by Repsol duly registered on the books of Caja.

On May 23, 2012, The Bank of New York Mellon informed Repsol that pursuant to various communications received by The Bank of New York Mellon from the Issuer, it appears that the number of Class D Shares, in the form of American Depositary Receipts of the Issuer, eligible for voting and other purposes directly or indirectly by Repsol as of such date was 25,300,788, in effect depriving Repsol of its ability to direct the vote or disposition over 44,659,360 Class D Shares.

Repsol does not concede that the Expropriation Law, or any of the actions described above, is valid and enforceable and accordingly reserves all rights to dispute or challenge the validity and enforceability of the Expropriation Law or any action, document or instrument in connection thereunder, in any forum. Nothing discussed herein constitutes, or should be construed as constituting, a waiver or otherwise of any rights, actions or other relief available to Repsol in connection with the foregoing.

As previously reported, Repsol, in its capacity as lender, entered into (i) a Seller Credit Agreement dated February 21, 2008 with Petersen Energía S.A. (“Petersen Energía”), as borrower, and The Bank of New York, as Collateral Agent (The “First Seller Credit Agreement”) and (ii) a Seller Credit Agreement dated May 19, 2011 with Petersen Energía Inversora S.A.U. (“PEISA”), as borrower and The Bank of New York Mellon, as Collateral Agent (the “Second Seller Credit Agreement” and together with the First Seller Credit Agreement, the “Seller Credit Agreements”), in order to finance in part the acquisition of certain Class D Shares by each of the Borrowers and their respective affiliates. Petersen Energía and PEISA are referred to herein as the “Borrowers.”

Pursuant to the terms of each Seller Credit Agreement, on May 30, 2012, Repsol notified (each an “Event of Default Notification”) the respective Borrower thereunder that certain Events of Default (as defined in the applicable Seller Credit Agreement) had occurred and were continuing to occur, and as a result, the Loans (as defined in each Seller Credit Agreement) became due and payable immediately, together with accrued interest thereon and all fees and other obligations of each Borrower accrued under the applicable Seller Credit Agreement.

The First Seller Credit Agreement is secured by Collateral (as defined in the First Pledge and Security Agreement), including certain Class D Shares, pursuant to the Pledge and Security Agreement dated February 21, 2008 between Petersen Energía, as pledgor and The Bank of New York, as collateral agent (the “First Pledge and Security Agreement”).

The Second Seller Credit Agreement is secured by Collateral (as defined in the Second Pledge and Security Agreement), including certain Class D Shares, pursuant to the Pledge and Security Agreement dated May 19, 2011 between PEISA, as pledgor and The Bank of New York Mellon, as collateral agent (the “Second Pledge and Security Agreement” and together with the First Pledge and Security Agreement, the “Pledge Agreements”).

On May 30, 2012, Repsol requested and received a confirmation from each Borrower (each such confirmation, a “Voting Confirmation”) that (i) pursuant to Section 4.04(b) of the applicable Pledge Agreement, such Borrower ceased to be entitled to exercise the voting, consensual and other powers of ownership pertaining to the Pledged Shares (as defined in each Pledge Agreement) as of the occurrence of the Events of Default (as defined in the applicable Seller Credit Agreement); and (ii) pursuant to Section 4.05(a) of the applicable Pledge Agreement, the Collateral Agent thereunder has the right to exercise the voting, consensual and other powers of ownership pertaining to the Pledged Shares (as defined in the applicable Pledge Agreement) pursuant to instructions provided by Repsol.

In connection with the First Seller Credit Agreement and the Senior Secured Term Loan Facility (as defined in the First Intercreditor Agreement), Repsol entered into an Intercreditor Agreement, dated February 21, 2008, with certain lenders, Petersen Energía, as borrower, Credit Suisse, London Branch, as senior agent and intercreditor agent, Petersen Energía PTY, Ltd., and HSBC Bank plc, as collateral agent (the “First Intercreditor Agreement”). Repsol also entered into an Intercreditor Agreement dated May 9, 2011 with certain lenders, Petersen Energía Inversora, S.A.U., as borrower, Credit Suisse AG, London Branch, as senior agent and intercreditor agent, and The Bank of New York Mellon as Collateral Agent and Petersen Energía Inversora Holdings, S.A. as shareholder (the “Second Intercreditor Agreement,” and together with the First Intercreditor Agreement, the “Intercreditor Agreements”) relating to the Senior Secured Term Loan Facility (as defined in the Second Intercreditor Agreement) and the Second Seller Credit Agreement.

As a result of the events described above, and pursuant to the terms of each Seller Credit Agreement, each Pledge Agreement and the confirmations included in each Voting Confirmation, and subject to the provisions of the applicable Intercreditor Agreements, Repsol currently has the sole power to direct the vote and direct the disposition of 21,174,920 Class D Shares, in addition to the 25,300,788 Class D Shares described above.

The foregoing descriptions of each Seller Credit Agreement, each Event of Default Notification, each Pledge Agreement, each Voting Confirmation and each Intercreditor Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each Seller Credit Agreement, each Event of Default Notification, each Pledge Agreement, each Voting Confirmation and each Intercreditor Agreement, as applicable which are incorporated by reference herein from Exhibits 7.06, 7.12 and 99.23 that were previously filed, and Exhibits 99.25-99.29 hereto.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Repsol is set forth on Schedule A attached hereto.

During the last five years, none of Repsol and, to the best of Repsol’s knowledge, the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment relates to the events described in Item 2 above and Item 4 below.  Repsol is not purchasing any shares of the Issuer.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by paragraphs three to fourteen under Item 2 above.

Except as set forth herein, Repsol does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Repsol intends to use its Class D Shares to, from time to time, nominate and vote for certain directors and their alternates. In addition, Repsol reserves all rights to dispute and challenge the validity and enforceability of the Expropriation Law or any action, document or instrument in connection thereunder, in any forum.

Item 5.  Interest in Securities of the Issuer

Item 5(a) of the Schedule 13D is hereby amended and supplemented by the following information:

Subject to the events described under Item 2 above, Repsol beneficially owns, for the purpose of Rule 13d-3 promulgated under the Exchange Act, 46,475,858 Class D Shares, representing approximately 11.82% of the Issuer’s outstanding Class D Shares.

Except as set forth herein, none of Repsol, and, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any shares of the Issuer.

Item 5(b) of the Schedule 13D is hereby amended and supplemented by the following information:

As described under Item 2 above, Repsol has sole power to direct the vote and to direct the disposition of 46,475,858 Class D Shares.

Item 5(c) of the Schedule 13D is hereby amended and supplemented by the following information:

Other than the events described in Item 2 of this Amendment, the transactions in the Class D Shares of the Issuer effected by Repsol or, to the knowledge of Repsol, any person named in Schedule A, since the filing of Repsol’s Amendment No. 7 to the Schedule 13D with the Securities and Exchange Commission on May 17, 2012 are listed in Schedule B.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by paragraphs three to fourteen under Item 2 above.

On November 12, 2008, Repsol entered into a Pledge and Security Agreement between PEISA, as pledgor, Repsol, as guarantor and The Bank of New York Mellon, as collateral agent (the “Santander Loan Pledge Agreement”), under which PEISA pledged Collateral (as defined in the Santander Loan Pledge Agreement) as security for the Secured Obligations (as defined in the Santander Loan Pledge Agreement). Such Collateral includes 2,210,192 Class D Shares. The Santander Loan Pledge Agreement contains other customary terms and conditions.

The Santander Loan Pledge Agreement was entered into in connection with a Guaranty Agreement dated June 6, 2008 between PEISA, as debtor, Repsol, as guarantor and Banco Santander, S.A. as financing entity (the “Santander Loan Guaranty”), whereby Repsol guaranteed the payment obligations incurred by PEISA under the U.S.$198,500,000 Credit Facility Agreement dated June 6, 2008 between PEISA, as borrower and Banco Santander, S.A., as financial entity (the “Santander Loan Agreement”), the proceeds of which were used to finance the acquisition of certain Class D Shares by PEISA and its affiliates.

Under the Santander Loan Agreement, principal payments are required to be made at certain periodic intervals up to November 15, 2013, the final maturity date. At such date, 82.25% of the principal is due and all other payments which PEISA is liable for must have been repaid. The loan bears an interest rate per annum as determined pursuant to a formula described in the Santander Loan Agreement. Upon the occurrence and during the continuance of a payment default, an additional interest rate of 2% per annum applies above the interest rate ordinarily payable. The Santander Loan Agreement and the Santander Loan Guaranty include other customary terms and conditions.

On May 18, 2012, Banco Santander, S.A. sent a notice of default to PEISA, stating a partial default under the Santander Loan Agreement had occurred resulting from the failure of the Borrower to repay the May 15, 2012 installment, however it did not accelerate the obligations of PEISA under the Santander Loan Agreement. Banco Santander, S.A. claimed such payment from Repsol, in its capacity as guarantor of PEISA’s obligations under the Santander Loan Agreement. Repsol is considering its rights under the Santander Loan Pledge Agreement.

The foregoing descriptions of the Santander Loan Pledge Agreement, Santander Loan Guaranty and Santander Loan Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Santander Loan Pledge Agreement, Santander Loan Guaranty and Santander Loan Agreement, as applicable which are incorporated by reference herein from Exhibits 99.30, 99.31 and 99.32 hereto.

Item 7.  Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.25       Pledge and Security Agreement dated February 21, 2008 between Petersen Energía S.A., as pledgor and The Bank of New York, as collateral agent (incorporated by reference to Exhibit 99.41 of Amendment No. 14 to Petersen Energía Inversora S.A.’s Schedule 13D filed on June 1, 2012)

99.26       Pledge and Security Agreement dated May 19, 2011 between Petersen Energía Inversora, S.A.U., as pledgor and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 99.33 of Amendment No. 11 to Petersen Energía Inversora S.A.’s Schedule 13D filed on May 20, 2011)

99.27       Event of Default Notifications (incorporated by reference to Exhibit 99.40 of Amendment No. 14 to Petersen Energía Inversora S.A.’s Schedule 13D filed on June 1, 2012)

99.28       Voting confirmations (incorporated by reference to Exhibit 99.42 of Amendment No. 14 to Petersen Energía Inversora S.A.’s Schedule 13D filed on June 1, 2012)

99.29       Intercreditor Agreement dated May 19, 2011 between Repsol YPF, S.A. and Banco Itaú BBA International, S.A. Sucursal Financeira Exterior, Credit Suisse AG / New York Branch, Citibank International plc, Sucursal en España, Standard Bank plc and BNP Paribas, acting through its New York Branch, as the Lenders and Petersen Energía Inversora, S.A.U. as the Borrower, Credit Suisse AG, London Branch as Senior Agent and Intecreditor Agent, The Bank of New York Mellon as Collateral Agent and Petersen Energía Inversora Holdings, S.A. as the Shareholder (incorporated by reference to Exhibit 99.32 of Amendment No. 11 to Petersen Energía Inversora S.A.’s Schedule 13D filed on May 20, 2011)

99.30       Credit Facility Agreement dated June 6, 2008 between Petersen Energía Inversora, S.A.U., as borrower and Banco Santander, S.A., as financing entity (English translation) (incorporated by reference to Exhibit 99.B of Amendment No. 4 to Petersen Energía Inversora S.A.’s Schedule 13D filed on September 11, 2008)

99.31       Guaranty Agreement dated June 6, 2008 between Petersen Energía Inversora, S.A.U., as debtor, Repsol YPF S.A., as guarantor and Banco Santander, S.A. as financing entity (English translation) (incorporated by reference to Exhibit 99.21 of Amendment No. 8 to Petersen Energía Inversora S.A.’s Schedule 13D filed on November 12, 2008)

99.32       Pledge and Security Agreement dated November 12, 2008 between Petersen Energía Inversora, S.A.U, as pledgor, Repsol YPF S.A., as guarantor and The Bank of New York Mellon, as collateral agent (incorporated by reference to Exhibit 99.23 of Amendment No.8 to Petersen Energía Inversora S.A.’s Schedule 13D filed on November 18, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 11, 2012

Repsol, S.A.
By:		/s/ Iñigo Alonso de Noriega
	Name:	Iñigo Alonso de Noriega
	Title:	Director of Corporate Governance

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF REPSOL, S.A.

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Repsol, S.A. (“Repsol”), are set forth below.  Unless otherwise indicated, the business address of each such person is Paseo de la Castellana, 278—280, 28046 Madrid, Spain.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Repsol.  Unless otherwise indicated below, all of the persons listed below are citizens of Spain.

Name and Business or Home Address and Citizenship	Position with Repsol YPF, S.A and Present Principal Occupation
Directors

Antonio Brufau Niubó
Chairman and Director, Member and Chairman of the Delegate Committee (Comisión Delegada) and Chief Executive Officer of Repsol, S.A.

Vice-Chairman of Gas Natural SDG, S.A. and Chairman of Foundation Repsol; Member of the European Round Table of Industrialists (ERT), the Advisory Board of CEIM Conferederación Empresarial de Madrid (CEOE), the Asociación Española de Directivos, Foundation CEDE (Confederación Española de Directivos y Ejecutivos), Foundation Instituto Ildefons Cerdá and the Círculo de Economía, and Chairman of Consorcio Interinstitucional GLOBALleida.

Isidre Fainé Casas
Vice-Chairman and Director, nominated for membership by Caixabank (Caja de Ahorros y Pensiones de Barcelona “la Caixa” Group), and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Chairman of “la Caixa”, Caixabank, S.A., CECA (Confederación Española de Cajas de Ahorros) and Foundation “la Caixa”; Vice Chairman of Abertis Infraestructuras, Sociedad General de Aguas de Barcelona and Telefónica; Director of The Bank East of Asia, Limited and Criteria CaixaHolding.

Juan Abelló Gallo
Vice-Chairman and Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Chairman of Torreal and Alcaliber (representing Nueva Compañía de Inversiones); and Vice-Chairman of Sacyr Vallehermoso (representing Nueva Compañía de Inversiones) and CVNE (representing Austral, B.V.).

Paulina Beato Blanco
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, and member of the Audit and Control Committee of Repsol, S.A.

Advisor to the Iberoamerican Secretary General (Secretaría General Iberoamericana), professor for Economic Analysis in various universities and member of a special board for promoting the Knowledge Society in Andalusia.

Artur Carulla Font
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada) and Chairman of the Nomination and Compensation Committee of Repsol, S.A. He has been appointed Lead Independent Director of the Board of Directors of Repsol YPF in accordance with the provisions of the ByLaws and of the Regulations of the Board of Directors.
Chairman of Agrolimen and its affiliated companies Affinity Petcare, Preparados Alimenticios (Gallina Blanca Star), Biocentury, The Eat Out Group and Reserva Mont-Ferrat; Director and Secretary of Arbora & Ausonia and Consorcio de Jabugo; Member of the Regional Board of Telefónica in Catalonia; Member of the Advisory Boards of EXEA Empresarial and Roca Junyent; Vice-Chairman of Círculo de Economía and Foundation ESADE; Member of IAB (International Advisory Board) of the Generalitat de Catalunya, Foundation Lluis Carulla, Management Board of Instituto de la Empresa Familiar, Foundation MACBA (Museo de Arte Contemporaneo de Barcelona) and of FUOC (Fundación para la Universitat Abierta de Cataluña).

Luís Carlos Croissier Batista
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Adolfo Dominguez, Testa Inmuebles en Renta, Eolia Renovables de Inversiones SCR, Grupo Copo de Inversiones and Sole Director of Eurofocus Consultores.

Ángel Durández Adeva
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Chairman of the Audit and Control Committee of Repsol, S.A.

Director of Mediaset España Comunicación and Quantica Producciones; Member of the Advisory Board of FRIDE (Foundation for the international relations and the foreign development); Chairman of Arcadia Capital and Información y Control de Publicaciones; Member of Foundation Germán Sánchez Ruipérez and Foundation Independiente and Vicepresident of Foundation Euroamérica.

Javier Echenique Landiríbar
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Delegate Committee (Comisión Delegada), and of the Audit and Control Committee of Repsol, S.A.

Chairman of Banco Guipuzcoano, Vice-Chairman of Banco Sabadell, Director of Telefónica Móviles México, Actividades de Construcción y Servicios (ACS), Grupo Empresarial Ence and Celistics, L.L.C.; Delegate of the Board of Telefónica in the Basque region; Member of the Advisory Board of Telefónica Spain; Member of Foundation Novia Salcedo, Foundation Altuna and Círculo de Empresarios Vascos.

Mario Fernández Pelaz
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and member of the Nomination and Compensation Committee.

Chairman of BBK (Bilbao Bizkaia Kutxa) and Executive Chairman of Kutxabank.

María Isabel Gabarró Miquel
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors, Member of the Nomination and Compensation Committee and Member of the Strategy, Investment and Corporate Social Responsibility Committee.

Registered on the Bar of Notaries of Barcelona; Member of the Sociedad Económica Barcelonesa de Amigos del País.

Jose Manuel Loureda Mantiñán
Director, nominated for membership by Sacyr Vallehermoso, S.A., Member of the Nomination and Compensation Committee and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Director of Sacyr Vallehermoso (as representative of Prilou), Chairman of Valoriza Gestión and Director of Vallehermoso División Promoción, S.A.U., Testa Inmuebles en Renta, Sacyr, S.A.U., Somague S.G.P.S. and Hoteles Bisnet.

Juan María Nin Génova
Director, nominated for membership by Criteria Caixa Corp (“la Caixa” Group) and member of the Nomination and Compensation Committee and Chairman of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

President and CEO of “la Caixa”; Deputy Chairman of Foundation “la Caixa”, Caixabank and Criteria CaixaHolding; Member of the Board of Directors of VidaCaixa Group, Gas Natural SDG, Banco BPI, Erste Group Bank, A.G. and Grupo Financiero Inbursa; Member of the Board of Governors of University of Deusto and Deusto Business School; Member of the Board of Directors of Círculo Ecuestre and APD (Asociación para el Progreso de la Dirección), Foundation ESADE Business School, Foundation Federico García Lorca and Foundation Council Spain-U.S.A., CEDE Foundation (Spanish Confederation of Directors and Executives) and Aspen Institute Spain Foundation;, member of the Global Strategy Council of FUOC (Foundation for the Open University of Catalonia) Deputy Chairman of Foundation Consejo España-India, member of the Economic Group of Foro España-China.

PEMEX Internacional España, S.A.
Alejandro Pérez Galindo serves as representative of PEMEX Internacional España, S.A. (a related company of PEMEX) on the Board of Directors of Repsol, S.A. Spanish law permits limited liability companies to serve as members of the Board of Directors. A company serving in such a capacity must appoint a natural person to represent it at the meetings of the Board of Directors. Director, Member of the Delegate Committee (Comisión Delegada) and of the Strategy, Investment and Corporate Social Responsibility Committee of Repsol, S.A.

Citizen of: Mexico

Henri Philippe Reichstul
Director, Independent outside director as determined in accordance with the Bylaws and the Regulations of the Board of Directors and Member of the Delegate Committee (Comisión Delegada) of Repsol, S.A.

Member of the Strategic Board of ABDIB, Member of Coinfra, Member of the Advisory Board of Lhoist do Brasil Ltda., Member of the Supervisory Board of Peugeot Citroen, Member of the International Advisory Board of Group Credit Agricole Member of the Board of Directors of Foster Wheeler and Gafisa and Vice-Chairman of the Board of the Brazilian Foundation for Sustainable Development.

Citizen of: Brazil

Luis Suárez de Lezo Mantilla
Director, Member of the Delegate Committee (Comisión Delegada), Secretary of the Board of Directors, Executive Director and General Counsel of Repsol, S.A.
Director of Gas Natural SDG, S.A.and Repsol-Gas Natural LNG, Vice Chairman of Foundation Repsol and member of the Environment and Energy Commission of the International Chamber of Commerce (ICC).

Name and Business or Home Address and Citizenship	Position with Repsol, S.A and Present Principal Occupation

Executive Officers (Who Are Not Directors)
Nemesio Fernández-Cuesta Luca de Tena	Chief Operating Officer
Miguel Martínez San Martín	Chief Financial Officer
Pedro Fernández Frial	ED Strategy and Control
Luis Cabra Dueñas	ED Exploration & Production
Josu Jon Imaz	ED Industrial and New Energy Unit
Cristina Sanz Mendiola	ED People and Organization
Begoña Elices García	Group Managing Director of Communication and Head of Chairman’s Office

SCHEDULE B

TRANSACTIONS EFFECTED SINCE MAY 17, 2012

Transactions effected on the NYSE and Buenos Aires Stock Exchange (1)
Date	Buy/Sell	Number of Shares	Price per Share (U.S.$)
2012/05/18	Buy	100	12.35
2012/05/22	Buy	100	12.45
2012/05/24	Sell(*)	70	13.26

(1)	Shows transactions effected since the filing of Amendment No. 7 to the Schedule 13D on May 17, 2012 through the date hereof, including those effected on the Buenos Aires Stock Exchange.

(*)	20 of these Class D Shares were acquired by Repsol YPF Capital, S.L. and Caveant, S.L. (10 Class D Shares each), both wholly owned subsidiaries of Repsol.